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                               April 16, 2021

       Robert J. Speyer
       Chief Executive Officer
       TS Innovation Acquisitions Corp.
       Rockefeller Center
       45 Rockefeller Plaza
       New York, New York 10111

                                                        Re: TS Innovation
Acquisitions Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 30,
2021
                                                            File No. 333-254103

       Dear Mr. Speyer:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Material U.S. Federal Income Tax Consequences, page 222

   1. We note your revised disclosure in response to our prior comment 7 and the short-form tax opinions filed as
Exhibits 8.1 and 8.2. Please revise your disclosure in this section to clearly identify and
articulate the opinion being rendered as to the tax consequences of the
                                                        Merger and clearly
state in both the disclosure and short-form opinions that the disclosure in this section is the
opinion of counsel. If there is uncertainty regarding the tax treatment of the transactions,
counsel may issue a "should" or "more likely than not" opinion to make clear that the
opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.
Please revise your risk factor disclosure accordingly. Please also
 Robert J. Speyer
TS Innovation Acquisitions Corp.
April 16, 2021
Page 2
      remove language stating that this section covers "certain" tax consequences or that this is a "discussion" or "summary." Refer to Section III of Staff Legal Bulletin 19.

      In the alternative, if the U.S federal tax consequences of the transactions are unknown, and counsel cannot issue a "should" or "more likely than not" opinion, please revise your disclosure to explicitly state that the U.S. tax consequences of the transactions are unknown, and if true, please also revise your disclosure to state that you cannot take the position that the Merger should be treated, or will be treated, for U.S. federal income tax purposes, as a non-taxable transaction. Please disclose the reason why counsel cannot issue the opinion, including whether it is because of an absence of guidance. Please also remove the tax opinions filed as Exhibits 8.1 and 8.2.
       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                            Sincerely,
FirstName LastNameRobert J. Speyer
                                                            Division of
Corporation Finance
Comapany NameTS Innovation Acquisitions Corp.
                                                            Office of Trade &
Services
April 16, 2021 Page 2
cc:       Scott Miller, Esq.
FirstName LastName